Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(dollars in millions)	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense [1]	$1,017	$1,161	$945	$1,099	$1,032
Interest capitalized	33	34	27	25	22
One-third of rents [2]	137	129	129	145	142
Total fixed charges	$1,187	$1,324	$1,101	$1,269	$1,196
Earnings:
Income from continuing operations before income taxes	$7,763	$7,133	$6,467	$8,712	$7,654
Fixed charges per above	1,187	1,324	1,101	1,269	1,196
Less: capitalized interest	(33)	(34)	(27)	(25)	(22)
	1,154	1,290	1,074	1,244	1,174
Amortization of interest capitalized	10	9	12	12	11
Total earnings	$8,927	$8,432	$7,553	$9,968	$8,839
Ratio of earnings to fixed charges	7.52	6.37	6.86	7.86	7.39

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $34 million, $41 million, $34 million, $179 million and $50 million for the years 2017, 2016, 2015, 2014 and 2013, respectively. The ratio of earnings to fixed charges would have been 7.31, 6.18, 6.65, 6.88 and 7.09 for the years 2017, 2016, 2015, 2014 and 2013, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.